SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 3
TO
SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Genencor International, Inc.

(Name of Subject Company)

Genencor International, Inc.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

368709 10 1
(CUSIP Number of Class of Securities)

Jean-Jacques Bienaimé
Chairman, Chief Executive Officer and President
Genencor International, Inc.
925 Page Mill Road
Palo Alto, California 94304
(650) 846-7500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copies to:

Keith Flaum, Esq. Cooley Godward LLP 5 Palo Alto Square 3000 El Camino Real Palo Alto, California 94306-2155 (650) 843-5000	Sarah A. O'Dowd, Esq. Heller Ehrman White & McAuliffe LLP 275 Middlefield Road Menlo Park, CA 94025 (650) 324-7000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Schedule 14D-9 initially filed with the SEC on February 15, 2005, as amended by Amendment No. 1 on March 9, 2005 and by Amendment No. 2 on March 17, 2005 (the "Schedule 14D-9"), relating to the tender offer by DH Subsidiary Inc. ("Acquisition Sub"), a Delaware corporation and indirect wholly-owned subsidiary of Danisco A/S, a Danish corporation ("Danisco"), to purchase all of the outstanding shares of Genencor common stock, $0.01 par value per share (the "Shares") not owned by Danisco and its subsidiaries, for a purchase price of $19.25 per Share, net to each selling stockholder in cash, without interest thereon, upon the terms and subject to the conditions set forth in Danisco's Offer to Purchase dated February 15, 2005, as supplemented on March 9, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which together with the Offer to Purchase, as amended and supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase, the Letter of Transmittal and the supplement to the Offer to Purchase were filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(xiv), respectively, to the Schedule TO (as defined below). Danisco, Acquisition Sub, Danisco Holding USA Inc. and A/S PSE 38 nr. 2024 filed a Tender Offer Statement on Schedule TO relating to the Offer on February 15, 2005, as amended by Amendment No. 1 on March 9, 2005, by Amendment No. 2 on March 17, 2005 and by Amendment No. 3 on March 22, 2005 (the "Schedule TO").

Item 2.    Identity and Background of the Filing Person.

Tender Offer

The following is added after the last paragraph under this heading (on page 2):

On March 22, 2005, Acquisition Sub announced that it has extended the expiration date of the Offer to 5:00 p.m. New York City time on Wednesday, April 6, 2005. Danisco has extended the expiration date of the Offer to provide competition regulators in Germany additional time, particularly in view of the upcoming Easter holiday period, to review certain transactions disclosed in the Offer to Purchase. As a consequence of the extension of the expiration date, holders of Shares may tender or withdraw Shares until 5:00 p.m. New York City time on April 6, 2005, unless the Offer is further extended. Danisco has been advised by Deutsche Bank Trust Company Americas, the Depositary for the Offer, that as of the close of business on March 21, 2005, approximately 8,271,635 Shares had been validly tendered and not withdrawn pursuant to the Offer, and notices of guaranteed delivery had been submitted for an additional 163,281 Shares. Together with the Shares that Danisco already owns and the Shares that Danisco will acquire from Eastman under the Stock Purchase Agreement, dated January 27, 2005 among Danisco, Acquisition Sub, Eastman and Eastman Chemical Company Investments, Inc., the tendered Shares and noticed Shares represent approximately 97.2% of the total outstanding Shares.

Item 9.    Exhibits.

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit	Description
(a)(1)(xi)	Press Release issued by DH Subsidiary, Inc. dated March 22, 2005 (incorporated by reference to Exhibit (a)(1)(xvi) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENENCOR INTERNATIONAL, INC.
/s/ Margaret A. Horn By: Margaret A. Horn Senior Vice President, General Counsel

Dated: March 22, 2005